

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Francois Roger
Chief Financial Officer
Sanofi
46, avenue de la Grande Armée
75017 Paris, France

>   **Re: Sanofi**
>   **Form 20-F for the Fiscal Year Ended December 31, 2023**
>   **Filed February 23, 2024**
>   **File No. 001-31368**

Dear Francois Roger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 5. Operating and financial review and prospects
A.1.5 Segment information and Business net income
3/ Business net income (non-IFRS measure), page 58

1. We note that your presentation of Business net income on a non-IFRS basis includes an adjustment - *income from out-licensing* - which excludes upfront payments and regulatory milestone payments. We believe that non-IFRS financial measures that exclude upfront and milestone payments would not comply with the guidance provided in Rule 100(b) of Reg. G. Please confirm to us that you will no longer include these adjustments in any non-IFRS financial measure presented in accordance with Item 10(e) of Regulation S-K or Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences